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         101 JFK Parkway . Short Hills, NJ 07078 . (800) 252-8119


May 9, 2007




Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Investors Bancorp, Inc.
            Form 10-K for Fiscal Year Ended June 30, 2006
            Filed September 15, 2006
            File No. 0000-51557

Dear Mr. Nolan:

This letter is in response to a request by Mr. Edwin Adames, Senior Staff Accountant, to supplement our letter to you dated April 19, 2007 concerning the above-referenced filing of Investors Bancorp. Mr. Adames made this request during a telephone conversation I had with him on May 7, 2007.

Regarding Response 2 from our April 19th letter we will include in future filings a description of the basis used to select the securities that were sold as part of our December 1, 2006 restructuring transaction.

Regarding Response 4 from the April 19th letter we will include in future filings a discussion of the collection status of the two non-performing loans for $8.5 million. We will include in that discussion, the extent of our rights as a secured creditor under the bankruptcy laws with respect to full repayment of interest and principal due, the dollar amount or percent to which these construction loans are collateralized by the assets being sold and a probability assessment with respect to our belief of any potential risk of loss.

In addition, we will discuss and include our assessment of whether this increase in non-performing loans is indicative of a trend in construction loans and the expected effects on future operations, cash flow and liquidity.


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John P. Nolan
Page 2
May 9, 2007




We trust this information is responsive to Mr. Adames' request. If you have any questions or need additional information please call me at (973) 924-5105.

Sincerely,


/s/ Domenick A. Cama
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Domenick A. Cama
Executive Vice President and Chief Financial Officer